UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Explanatory Note

On June 8, 2026, NeuroSense Therapeutics Ltd. (the “Company”) announced that it recently held a constructive meeting with Health Canada regarding potential regulatory pathways for PrimeC for treating amyotrophic lateral sclerosis (ALS).

As previously requested by Health Canada, in order to support a New Drug Submission (NDS) the Company presented additional data, and the discussion focused on the Company's proposed NDS strategy and the clinical, biomarker, and long-term outcome data supporting a potential NDS filing.

The Company will provide additional updates regarding the regulatory process in Canada once an official response from Health Canada is received, currently expected in the third quarter this year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: June 8, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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